

August 8, 2025

Gregory Weaver
Chief Financial Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, MD 20878

  Re: Altimmune, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
    Form 10-Q for the Quarterly Period Ended March 31, 2025
    File No. 001-32587

Dear Gregory Weaver:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13
Results of Operations, page 14

1. We note you have not broken out your research and development (R&D) expenses by product or category, unlike in the December 31, 2024 Form 10-K and the Forms 10-Q of 2024. Given R&D continues to account for most of your operating expenses and the expanded indications for pemvidutide, please provide revised disclosure to be included in future filings to quantify your direct R&D by product and indication for each period presented. As part of your response, please provide what this disclosure would have looked like had it been included in your March 31, 2025 Form 10-Q.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences